VistaGen Therapeutics, Inc.

384 Oyster Point Blvd., No. 8

South San Francisco, CA  94080

(650) 244-9990

November 21, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C.  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:

VistaGen Therapeutics, Inc.

Form 8-K

Filed May 16, 2011, as amended on June 8, 2011 and August 12, 2011

File No. 000-54014

Dear Mr. Riedler,

We thank you for your comment letter dated November 14, 2011 (“Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”).  The following is in response to the Comment Letter.  The following also includes the Company’s response to several comments from your comment letter dated September 8, 2011 (“Initial Comment Letter”) for which a response was not provided by the Company in its response to the Initial Comment Letter submitted on behalf of the Company by William T. Hart of Hart & Trinen LLP, dated October 25, 2011 (“Initial Response”).

Each of the Staff’s comments set forth in its Comment Letter is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  For ease of review, where applicable and unless otherwise indicated, we have also included the Staff’s comments set forth in its Initial Comment Letter.  With the Staff’s concurrence, the Company intends to add the requested disclosure set forth below and in the Initial Response in an amended Form 8-K filed with the Securities and Exchange Commission at such time as the Staff approves the Company’s responses set forth below (an “Amended Filing”), which Amended Filing will amend the applicable Items subject to the Staff’s comments.

Form 8-K filed May 16, 2011, as amended on June 8, 2011

1.

We note that you have not yet responded to comments 1, 2 and 5 as of our September 8, 2011 comment letter and advise you that we may have additional comments based on the information you provide in response to these items.

Response:  The Company’s responses to comments 1, 2 and 5 are set forth below immediately following the applicable comment from the Initial Comment Letter:

Item 1.  Business, page 4

1.

We note that your main source of revenue for the past two fiscal years has been grant funding from the U.S. National Institute of Health (“NIH”) and the California Institute for Regenerative Medicine (“CIRM”).  Please expand your disclosure in your Business section to disclose the material terms of these grants, including any conditions on funding, obligations under the grants, and the intellectual property rights of each party.  Please file as exhibits any written agreements between the company and NIH and CIRM, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Response:  The Company proposes to expand its disclosure set forth in Item 2.01 of the Amended Filing, under the captions set forth below, under Item 1. Business, as requested by the Staff:

United States National Institutes of Health

Since our inception in 1998, the U.S. National Institutes of Health ("NIH") has awarded us a total of $11.3 million in non-dilutive research and development grants, including $2.3 million to support research and development of our Human Clinical Trials in a Test Tube™ platform and, as described below, a total of $8.8 million for nonclinical and Phase 1 clinical development of AV-101 (also referred to in scientific literature as “4-Cl-KYN”).  AV-101, our lead small molecule drug candidate is currently in Phase 1 clinical development in the U.S.

NIH awarded us $4.2 million in funding for development of AV-101 on June 22, 2009.  The NIH increased this award amount to $4.6 million on July 19, 2010, under the Department of Health and Human Services Small Business Innovation Research ("SBIR") Program. The funded development project is entitled "Clinical Development of 4-Cl-KYN to Treat Pain" and is in response to a grant application and request for funding submitted to NIH by us on April 7, 2008, in which a detailed description of a development plan for AV-101 and related budget is provided.  The development plan provides that we submit AV-101 to a systematic series of safety tests in human subjects under regulations governed by the U.S. Food and Drug Administration ("FDA"). As provided under terms and conditions of the NIH grant award, , and as a federal grantee, we are required to adhere to certain federal cost accounting regulations, including limiting the submission of requests for periodic progress payments from the NIH to a reimbursement of actual costs incurred not to exceed a total of $4.6 million, and to completing the specified research plan by June 30, 2012. Other than limiting requests for progress payments to actual costs incurred, and having those costs verified annually by independent auditors, the funding is non-contingent and we retain all intellectual property rights. Prior to the fiscal year ended March 31, 2010, we received and completed similar SBIR grant awards from the NIH totaling approximately $4.2 million for nonclinical development of AV-101.

California Institute for Regenerative Medicine — Stem Cell Initiative (Proposition 71)

The California Institute for Regenerative Medicine (“CIRM”) funds stem cell research at academic research institutions and companies throughout California. CIRM was established in 2004 with the passage of Stem Cell Initiative (Proposition 71) by California voters. The Stem Cell Initiative authorized $3.0 billion in funding for stem cell research in California, including research involving ES Cells, iPS Cells and adult stem cells. As a stem cell company based in California since 1998, we are eligible to apply for and receive grant funding under the Stem Cell Initiative. To date, as more particularly described below, we have been awarded approximately $1.0 million of non-dilutive grant funding from CIRM for stem cell research and development related to liver cells. This research and development focused on the improvement of techniques and the production of engineered human ES Cell lines used to develop mature functional liver cells as a biological system for testing drugs.

CIRM issued us a grant award of $971,558 on April 1, 2009 in response to our grant application submitted to CIRM titled "Development of an hES Cell-Base Assay System for Hepatocyte Differentiation Studies and Predictive Toxicology Drug Screening" on July 9, 2008, in which a detailed stem cell research proposal was presented. The research plan provided that our scientific personnel conduct certain experiments in our laboratories in South San Francisco, California, according to protocols approved in advance by CIRM. The period of funded research period began April 1, 2009 and extended through September 30, 2011, with payments made in advance by CIRM in the amount of $121,444 per quarter starting April 1, 2009. Annual scientific and financial reports to CIRM were required with a final scientific results report due October 1, 2011, and a final financial report due January 1, 2012. At the time of the award in 2009, funding was contingent upon the availability of funds in the California Stem Cell Research and Cures Fund in the California State Treasury. Inventions made under CIRM funding (if any) are owned by the State of California, and if we choose to exclusively license such invention, then our licensing revenue (if any) from the use of such licensed invention shall be subject to royalties equal to 25% of net revenue in excess of $500,000 per year, and revenue from commercial sales of products generated from the use of such license shall be subject to royalties in the range of 2% to 5% of commercial sales. All such royalty obligations are subject to aggregate maximums of three (3) times the amount of CIRM grant fund received leading to such invention.

The Company will file the NIH and CIRM grant award agreements as material contracts as requested by the Staff, as required by Item 9.01 of Form 8-K.

Intellectual Property, page 16

2.

Please revise your disclosure to include a more robust discussion of your material patents, including the duration of each and the jurisdiction in which each was granted. To the extent that you hold the rights to patents under license of collaboration agreements, as described on pages 16 through 19, please ensure that the duration of each of these patents is disclosed as well if the duration of the overlying agreements is tied to the patent expiration.  See Item 101(h)(4)(vii) of Regulation S-K for guidance.

Response:  The Company proposes to amend the disclosure in the Amended Filing, under the caption “Our Patents” as follows, in response to the Staff’s comment:

Our Patents

We have filed a U.S. patent application on liver stem cells and their applications in drug development relating to toxicity testing. Of the related international filings, European and Korean patents were issued. The European patent has been validated in 11 European countries. We have filed a U.S. patent application, with foreign counterpart filing in Canada and Europe, directed to methods for producing human pluripotent stem cell-derived endocrine cells of the pancreas, with a specific focus on beta-islet cells, the cells that produce insulin, and their uses in diabetes drug discovery and screening. In addition, we have filed a U.S. provisional patent application on a novel, non-viral, approach to produce iPS Cells.

The material patents currently related to the generation of human heart and liver cells for use in connection with our drug rescue activities are set forth below:

Territory	Patent No.	General Subject Matter	Expiration
US	7,763,466	Method to produce endoderm cells	May 20,2025
US	7,955,849	Method of enriching population of mesoderm cells	May 19, 2023

The principle U.S. method of use patent related to AV101 expired in February 2011.  Foreign counterparts to that U.S. patent expire in February 2012.  Our commercial protection strategy with respect to AV-101 involves the New Drug Product Exclusivity provided by the FDA under section 505(c)(3)(E) and 505(j)(5)(F) of the Federal Food, Drug, and Cosmetic Act (“FDCA”).  The FDA’s New Drug Product Exclusivity is available for new chemical entities (“NCEs”) such as AV-101, which, by definition, are innovative and have not been approved previously by the FDA, either alone or in combination.  The FDA’s New Drug Product Exclusivity protection provides the holder of an FDA-approved new drug application (“NDA”) five (5) years of protection from new competition in the U.S. marketplace for the innovation represented by its approved new drug product.  This protection precludes FDA approval of certain generic drug applications under section 505(b)(2) of the FDCA, as well certain abbreviated new drug applications (“ANDAs”), during the five (5)-year exclusivity period, except that such applications may be submitted after four (4) years if they contain a certification of patent invalidity or non-infringement.

Form 8-K/A filed August 12, 2011

Results of Operations

Comparison of Years Ended March 31, 2011 and 2010

Research and Development Expenses, page 5

5.

Please clarify if you have additional products, other than AV-101.  Please provide us additional disclosure to be included in the future filings to address the following for each of your material product candidates:

•

The nature, objective, and current status of the project;

•

The costs incurred during each period presented and to date;

•

The nature of efforts and steps necessary to complete the project;

•

The risks and uncertainties associated with completing development;

•

The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•

Your estimate of the date of completion of any future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency.

Response:  The Company currently has developed CardioSafe 3D, which is available for use for drug rescue applications at the present time, and is developing LiverSafe 3D for future drug rescue applications, and AV 101, the Company’s sole current drug candidate.  In response to the Staff’s comment, the Company intends to include the following disclosure in future filings to address each of the points raised by the Staff:

We have developed CardioSafe 3D, a human heart cell-based bioassay system for screening new drug candidates for heart toxicity in connection with our drug rescue activities.  We are currently developing LiverSafe 3D and AV-101.  AV-101 is a small molecule drug candidate in Phase 1 development for treatment of neuropathic pain.  We are developing LiverSafe 3D as a human liver cell-based bioassay system for screening new drug candidates for liver toxicity and drug metabolism issues in connection with our drug rescue activities.  We estimate that development and validation of LiverSafe 3D will be completed in 2012 and that remaining development expense will be approximately $1.0 million.  We plan to use CardioSafe 3D and, when developed, LiverSafe 3D, for drug rescue, that is to develop, license and sell a pipeline of preclinical stage new chemical variants of once-promising drug candidates originally developed by third-party academic research institutions and biotechnology and pharmaceutical companies but discontinued in preclinical development due to heart or liver toxicity.  We refer to such new chemical variants as “drug rescue variants.”  We plan to license and sell such drug rescue variants to third parties pursuant to agreements providing that preclinical and clinical development, manufacturing, marketing and sales of such drug rescue variants, if approved, would be the responsibility of the third-party licensee or purchaser.

We have invested approximately $9.4 million in connection with the nonclinical and Phase 1a clinical development of AV-101.  We have received $8.2 million of that amount to date as government and private foundation grant funding.  We estimate the remaining Phase 1b clinical development expenses for AV-101 to be approximately $1.5 million, of which approximately $800,000 is related to approved government grant funding and approximately $700,000 of which we plan to fund with a combination of the issuance of our equity securities in exchange for development and regulatory services and operating capital.  We estimate that initial Phase 2 clinical development expenses for AV-101 from the expected late-2012 commencement of our proposed development activities through 2013 to be approximately $2.5 million.  However, before initiating material AV-101 Phase 2 development activities, we plan to seek and secure substantial additional grant funding from the NIH and private foundations.  In the event that we secure such grant funding and complete Phase 2 development of AV-101, we plan to seek a strategic partnering arrangement providing for third-party funding of Phase 3 development and, if approved for marketing by the FDA, manufacturing, marketing and sales of AV-101.

Item 1A.  Risk Factors, page 21

“Because we became a public company by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.” Page 37.

1.

We note your response to our prior comment 3 and we reissue the comment.  In order to ensure that the disclosure as provided is complete and without ambiguity, please revise your disclosure to describe the “additional risks” that may exist because the company became public through a reverse merger transaction as the potential risks appear to be material information concerning you and your business.  Please see Rule 12b-20 of the Securities Exchange Act of 1934, which describes “additional information”, required to be disclosed in a filing.

Response:  The Company proposes to expand the disclosure to discuss the additional risks referred to in the applicable risk factor, in response to the Staff’s comment, as follows:

Because we became a public company as a result of a reverse merger with a public shell, unknown liabilities may adversely affect our financial condition.

We became a public company by means of a strategic reverse merger with a public shell. While management conducted extensive due diligence prior to consummating our strategic reverse merger, in the event the public shell contained undisclosed liabilities, and management was unable to address or otherwise offset such liabilities, such liabilities may materially, and adversely affect our financial condition.  As a result of the risks associated with unknown liabilities, potential investors may be unsure or unwilling to invest in the Company.

Because we became a public company by means of a strategic reverse merger, we may not be able to attract the attention of investors or major brokerage firms.

Because we became a public company by means of a strategic reverse merger transaction rather than through a traditional initial public offering involving an investment banking or brokerage firm, securities analysts or major brokerage firms may not provide coverage of us because there may be limited incentive to recommend the purchase of our Common Stock.

In addition, we intend to substitute the existing risk factor entitled “We are subject to the reporting requirements of federal securities laws, which can be expensive” with the following risk factor, to highlight the relevance of the risk to the fact that the Company became public through a reverse merger transaction:

We will incur significant costs to ensure compliance with corporate governance, federal securities law and accounting requirements.

Since becoming a public company by means of a strategic reverse merger, we are subject to the periodic reporting and other requirements of the federal securities laws, rules and regulations.  We have incurred and will incur significant costs to comply with such requirements, including accounting and related auditing costs, and costs to comply with corporate governance and other costs of operating a public company. The filing and internal control reporting requirements imposed by federal securities laws, rules and regulations are rigorous and we may not be able to meet them, resulting in a possible decline in the price of our common stock and our inability to obtain future financing.  Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Item 5.  Directors and Executive Officers, page 53

2.

We note your response to our prior comment 4 and we reissue the comment.  As previously noted, a reference to each individual’s experience in the biotechnology industry alone is not sufficient.  Please revise your disclosure to also discuss the specific qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company.  See Item 401(e)(1) of Regulation S-K for guidance.

Response:  As requested by the Staff, the Company will include disclosure in the Amended Filing under Item 5.02 specifically indicating the Company’s conclusions as to why each named director should serve on the Board of Directors of the Company, as required by Item 401(e)(i) of Regulation S-K.  Specifically, the Company intends to add the following additional disclosure with respect to each named director:

Shawn K. Singh, J.D.  The Nominating and Corporate Governance Committee believes that Mr. Singh possesses substantial expertise in senior leadership roles leading biotechnology, biopharmaceutical and medical device companies from product introduction through commercialization, and that such expertise is extremely valuable to the Board of Directors and the Company as it executes its business plan.  In addition, the Board of Directors values the input provided by Mr. Singh given his extensive legal and venture capital experience working with multiple privately- and publicly-held biotechnology, pharmaceutical and medical device companies.

H. Ralph Snodgrass, Ph.D. The Nominating and Corporate Governance Committee believes that Dr. Snodgrass’ expertise in biotechnology focused on developmental biology, including stem cell biology, his extensive senior management experience leading biotechnology companies at all stages of development, as well as his reputation and standing in the fields of biotechnology and stem cell research, allow him to bring to the Company and the Board of

Directors a unique understanding of the challenges and opportunities associated with pluripotent stem cell biology, as well as credibility in the markets in which the Company operates.

Jon S. Saxe.  The Nominating and Corporate Governance Committee believes that Mr. Saxe’s years of experience as a senior executive with major biopharmaceutical and biotechnology companies, including Protein Design Labs, Inc., Synergen, Inc. and Hoffmann-Roche, Inc. as well as his experience serving as a director of numerous private and public biotechnology and pharmaceutical companies, serving as Chairman, and Chair and member of audit, compensation and governance committees of both private and public companies provides the Company and the Board of Directors with highly valuable insight and perspective into the biotechnology and pharmaceutical industries, as well as the strategic opportunities and challenges facing the Company.

Gregory A. Bonfiglio, J.D.  The Nominating and Corporate Governance Committee believes that Mr. Bonfiglio brings to the Board of Directors and the Company valuable finance and sector analytical experience given his position with Proteus, LLC, and Proteus’ extensive experience working with development stage companies focused on regenerative medicine.  This experience, combined with his venture capital experience, is anticipated to provide substantial value to the Board of Directors as it capitalizes on the opportunities presented by our pluripotent stem cell biology platform.

Brian J. Underdown, Ph.D.  The Nominating and Corporate Governance Committee believes that Dr. Underdown’s extensive background working in the biotechnology and pharmaceutical industries, as a director of numerous private and public companies, as well as his venture capital experience funding and advising start-up and established companies focused on therapeutics, provides the Company and its Board of Directors with an in-depth understanding of the myriad of issues facing the Company, from funding development to executing its business plan.

Form 8-K/A filed August 12, 2011

4.

Please revise the disclosure you proposed in response to our prior comment 6 to clarify how you recognize revenue proportionately.

Response:  Although the Company does not currently have any such agreements, it initially defers revenue from non-refundable upfront technology access fees under agreements in which it has a continuing performance obligation and recognizes the related revenue as performance occurs.  Revenue is recognized ratably, unless the Company determines that another methodology is more appropriate, through the date at which the performance obligations are completed.

In response to the Staff’s comment set forth in the Initial Comment Letter, as supplemented by the Comment Letter, we intend to add the following disclosure to Summary of Significant Accounting Policies, under the caption entitled “Revenue Recognition” in future filings:

The Company recognizes non-refundable upfront technology access fees under agreements in which it has a continuing performance obligation ratably over the period in which the Company is obligated to provide services, unless another methodology is determined to be more appropriate.

*****

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (650) 244-9990, Ext. 224.

Sincerely,

VistaGen Therapeutics, Inc.

By: /s/ Shawn K. Singh

      Shawn K. Singh, J.D.

      Chief Executive Officer

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP